Amounts in USD

Dates

Collection Period No.	35			
Collection Period (from... to)	1-Jul-2026	31-Jul-2026		
Determination Date	13-Aug-2026			
Record Date	14-Aug-2026			
Distribution Date	17-Aug-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2026	17-Aug-2026	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2026	15-Aug-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	60,000,000.00	57,401,459.28	46,836,536.39	10,564,922.89	176.082048	0.780609
Total Note Balance	**757,360,000.00**	**57,401,459.28**	**46,836,536.39**	**10,564,922.89**		

Overcollateralization	72,621,115.25	72,623,347.58	72,623,347.58
Adjusted Pool Balance	829,981,115.25	130,024,806.86	119,459,883.97
Yield Supplement Overcollateralization Amount	31,950,769.53	2,433,906.26	2,171,593.42
Pool Balance	**861,931,884.78**	**132,458,713.12**	**121,631,477.39**

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	5.930000%	283,658.88	4.727648	10,848,581.77	180.809696
Total		**283,658.88**		**10,848,581.77**	

Amounts in USD

Available Funds	
Principal Collections	10,298,072.02
Interest Collections	752,498.11
Net Liquidation Proceeds	73,539.92
Recoveries	2,451,969.64
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	40,019.42
Available Collections	**13,616,099.11**
Reserve Fund Draw Amount	0.00
Available Funds	**13,616,099.11**

Distributions	
(1) Total Servicing Fee	110,382.26
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	283,658.88
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	10,564,922.89
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	2,657,135.08
Total Distribution	**13,616,099.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	110,382.26	110,382.26	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	283,658.88	283,658.88	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	283,658.88	283,658.88	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	283,658.88	283,658.88	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	10,564,922.89	10,564,922.89	0.00
Aggregate Principal Distributable Amount	10,564,922.89	10,564,922.89	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,619.52
minus Net Investment Earnings	5,619.52
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,619.52
Net Investment Earnings on the Collection Account	34,399.90
Investment Earnings for the Collection Period	40,019.42

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	132,458,713.12	1,401
Principal Collections	7,514,828.80	
Principal Collections attributable to Full Pay-offs	2,783,243.22	
Principal Purchase Amounts	0.00	
Principal Gross Losses	529,163.71	
Pool Balance end of Collection Period	121,631,477.39	1,325
Pool Factor	14.11%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.93%
Weighted Average Number of Remaining Payments	40.79	21.08
Weighted Average Seasoning (months)	16.18	44.16

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	117,835,527.78	1,283	96.88%
31-60 Days Delinquent	2,926,605.53	25	2.41%
61-90 Days Delinquent	598,825.14	8	0.49%
91-120 Days Delinquent	270,518.94	9	0.22%
Total	121,631,477.39	1,325	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.71%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	529,163.71	8	75,679,127.76	593
Principal Net Liquidation Proceeds	72,711.40		10,008,047.17	
Principal Recoveries	2,446,313.97		29,566,483.37	
Principal Net Loss / (Gain)	(1,989,861.66)		36,104,597.22	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(18.795%)
Prior Collection Period	(11.078%)
Second Prior Collection Period	(5.936%)
Third Prior Collection Period	6.134%
Four Month Average	(7.419%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	4.189%
Average Net Credit Loss/(Gain)	60,884.65

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinqunciesc			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%
20	4.96%	3.33%	1.63%	1.73%	1.26%	9.63%
21	5.53%	3.75%	1.88%	1.43%	0.96%	10.00%
22	5.82%	3.86%	1.67%	1.64%	1.07%	10.18%
23	6.05%	3.73%	3.25%	1.40%	1.30%	10.30%
24	6.42%	3.94%	3.16%	0.88%	1.13%	11.07%
25	6.52%	3.85%	5.94%	0.47%	1.58%	10.60%
26	6.95%	4.12%	2.09%	0.86%	0.41%	10.95%
27	7.07%	4.18%	1.93%	1.11%	0.57%	10.60%
28	7.20%	4.13%	9.40%	0.88%	1.01%	10.73%
29	7.46%	4.30%	9.55%	5.05%	0.48%	10.52%
30	7.58%	4.28%	2.82%	5.63%	3.08%	10.32%
31	8.03%	4.56%	5.70%	1.69%	3.37%	10.66%
32	8.63%	4.66%	3.14%	4.04%	0.14%	10.88%
33	8.68%	4.57%	2.83%	3.31%	1.22%	10.02%
34	8.72%	4.42%	2.38%	2.35%	0.69%	10.59%
35	8.78%	4.19%	2.41%	0.49%	0.22%	10.87%